# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gogoro Inc., CIK 0001886190
CUSIP: G9491K105
Title of class of securities: Ordinary shares, US$0.0001 par value per share
Address of issuer's principal executive offices: 11F, BUILDING C, NO.225, SEC. 2, CHANG'AN E. RD., SONGSHAN DIST., TAIPEI, Taiwan (F5), 105
Date of event which requires filing of this statement: 07/10/2025
Amends the filing with accession number 0001193125-23-035457
Filed by CIK 0001892850
Persons authorized to receive notices and communications: Mr. Horace Luke, 11F, Building C, 11 F.-1, No. 41, Shueiyuan Rd., Jhongjheng Dist.,Taipei City, Taiwan (F5), 100043, 886 988083124; Yi Gao, Esq., Simpson Thacher & Bartlett, 35th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong (K3), 999077, 852-2514-7600

## Reporting persons
- Horace Luke (CIK 0001892850): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,950,048; shared voting power 6,691,782; sole dispositive power 7,950,048; shared dispositive power 6,691,782; aggregate amount beneficially owned 14,641,830 (4.96% of the class)
  Comment: (1) Represents ordinary shares held by Innovative Creations LLC and Mr. Luke. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. See Item 5 for further details.
  (2) Represents ordinary shares held by Polymath Limited and Joy Billion Holdings Limited. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. See Item 5 for further details.
  (3) The percentage of the class of securities beneficially owned by such reporting person is calculated based on 295,353,291 ordinary shares of the Issuer issued and outstanding as of February 28, 2025, according to the annual report on Form 20-F for the fiscal year ended December 31, 2024 filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on March 31, 2025 (the "2024 Form 20-F").

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, US$0.0001 par value per share
Name of issuer: Gogoro Inc.
Address of issuer's principal executive offices: 11F, BUILDING C, NO.225, SEC. 2, CHANG'AN E. RD., SONGSHAN DIST., TAIPEI, Taiwan (F5), 105
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D (this "Amendment") hereby amends the initial Schedule 13D filed with the SEC on February 13, 2023, as amended by Amendment No. 1 thereto filed with the SEC on January 10, 2024 and Amendment No. 2 thereto filed with the SEC on June 11, 2024 (the "Prior Schedule 13Ds," and as amended by this Amendment No. 3, this "Schedule 13D"), on behalf of Mr. Horace Luke, a citizen of the United States. Except as amended and supplemented herein, the information set forth in the Prior Schedule 13Ds remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Prior Schedule 13Ds.

## Item 2. Identity and Background
Name of person filing:
The information set forth in (a), (d), (e) and (f) of Items 2 of the Prior Schedule 13Ds are hereby incorporated by reference into this Item 2.
(b) and (c) of Item 2 of the Prior Schedule 13Ds are hereby amended and restated in its entirety as follows:
(b). 11 F.-1, No. 41, Shueiyuan Rd., Jhongjheng Dist., Taipei City 100043, Taiwan
(c). Not Applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Prior Schedule 13Ds is hereby amended and restated in its entirety as follows:

The information set forth in cover pages and Item 2 of this Schedule 13D and Items 3 and 6 of the Prior Schedule 13Ds is hereby incorporated by reference into this Item 5.

(a)-(b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 7,877,601 Ordinary Shares were held by Innovative Creations LLC, (ii) 3,434,643 Ordinary Shares were held by Joy Billion Holdings Limited, (iii) 3,257,139 Ordinary Shares were held by Polymath Limited, and (iv) 72,447 Ordinary Shares were held by Mr. Luke. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke.

The Reporting Person may be deemed to beneficially own, in the aggregate, 4.96% of the Ordinary Shares, calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentage of the Ordinary Shares beneficially owned is calculated based on 295,353,291 ordinary shares of the Issuer issued and outstanding as of February 28, 2025, according to the 2024 Form 20-F.
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 6 of the Prior Schedule 13Ds is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares as of July 10, 2025.

## Signatures
- Horace Luke: /s/ Horace Luke, Horace Luke (07/10/2025)